UI
SECURITIES AN
Was



13030811

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response..... 12.00

CM

SEC FILE NUMBER
8-69019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/24/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gottex Brokers Alternative USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 S. FLOWER ST., 36TH FLOOR, SUITE 3661
(No. and Street)

LOS ANGELES	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2013
03 REGISTRATIONS BRANCH

Bruno Bardavid (213)236-3562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer, P.C.
(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2450	New York	New York	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ ~~See~~ Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28 (Date) day of February (Month) 20 13 (Year), by

(1) Bruno Bardavid (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

(2) ____________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



ANGELICA HUANG DUONG
Commission # 1976604
Notary Public - California
Los Angeles County
My Comm. Expires Apr 28, 201

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: ____________________

Document Date: ________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

Gottex Brokers Alternative USA, Inc

(A Wholly Owned Subsidiary of Gottex Brokers Alternative SA)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	231,604
Commission receivable		23,862
Fixed assets (Note 8)		3,069
Prepaid expenses		7,430
Total assets	$	265,965
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	57,767
Taxes payable		800
Commissions payable		19,090
Total liabilities		77,657
Commitments and contingencies (Note 9)		-
Stockholder's equity		
Common stock, $1.00 par value, authorized 50,000 shares, issued 50,000		50,000
Additional paid in capital		332,955
Retained (Loss)		(194,647)
Total stockholder's equity		188,308
Total liabilities and stockholder's equity	$	265,965

See accompanying notes to financial statements.